Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: September 30, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Item Number	Description
1.
Notice to the Market dated September 30, 2009 regarding the results of the auctions on the BM&FBOVESPA on September 24, 2009 and September 29, 2009 of the sale of the fractional shares resulting from the corporate restructuring of Vivo Participações S.A. and its subsidiaries.

Item 1

VIVO PARTICIPAÇÕES S.A. (“VIVO PART”) RELEASES THE RESULTS OF THE AUCTIONS ON THE BM&FBOVESPA OF VIVO PART’S FRACTIONAL SHARES RESULTING FROM THE CORPORATE RESTRUCTURING (THE “CORPORATE RESTRUCTURING”) OF VIVO PART AND ITS SUBSIDIARIES APPROVED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS ON JULY 27, 2009

São Paulo, Brazil - September 30, 2009 -  Vivo Participações S.A. (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE:  VIV), releases below the total number of common shares and preferred shares that were sold in the auctions on the BM&FBOVESPA, as well as the corresponding net amount per share to be credited to shareholders pro rata for the fractional shares they held before the auction.

Auction of September 24, 2009
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	54,169	54,100	R$ 40.95279
VIVO4	preferred shares	42,595	23,700	R$ 43.23960

Auction of September 29, 2009
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	69	69	R$ 40.47346
VIVO4	preferred shares	18,895	18,895	R$ 43.13964

Total
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	54,169	54,169	R$ 40.95218
VIVO4	preferred shares	42,595	42,595	R$ 43.19525

(1)   Amounts net of broker fees, settlement fees and other fees.

The proceeds of the sale of the common shares and preferred shares in the auctions will be made available to shareholders who were entitled to fractional shares of Vivo Part as a result of the Corporate Restructuring beginning on October 6, 2009, in the following manner:

(a) Shareholders whose shares are held in custody with Banco Real must present themselves at any branch of that institution to receive the amounts to which they may be entitled;

(b) The amounts to be paid to shareholders whose shares are held in custody with the BM&FBOVESPA will be credited directly to BM&FBOVESPA, which will deliver the proceeds to the shareholders through the applicable custody agents; and

(c) For those shareholders whose shares are blocked or whose records are not up-to-date, the amounts to which they may be entitled will be retained by Vivo Part and will be available for payment to those shareholders, which payment will be made upon presentation of the proper documents evidencing the

2

unblocking of their shares and/or their identities, as the case may be, at any agency of Banco Real, the depositary institution for book-entry shares issued by Vivo Part.

São Paulo, September 30, 2009

Cristiane Barretto Sales
Director of Investor Relations
Vivo Participações S.A.

www.vivo.com.br/ir

For more information, contact:
Investor Relations Department and M&A
Tel.:  +55 11 7420-1172
Email:  ir@vivo.com.br

Notice:  This Notice to the Market does not apply to holders of American Depositary Receipts (ADRs) or American Depositary Shares (ADSs) but applies to the sale of shares in the Brazilian market relating to fractional shares resulting from the application of the exchange ratio for the Corporate Restructuring.  Investors in ADSs of Vivo Part and former investors in ADSs of Telemig Celular Participações S.A. (“TCP”) are urged to read the Prospectus (which also serves as an information statement for holders of ADSs and U.S. holders of shares of Vivo Part or TCP), which was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of Vivo Part and TCP. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by Vivo Part and TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo Part.